Exhibit 99.1

Canaan Inc. Provides Update on its Status under the Holding Foreign Companies Accountable Act

BEIJING, May 5, 2022 /PRNewswire/ — Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), a leading high-performance computing solutions provider, today provides an update on its status under the Holding Foreign Companies Accountable Act (the “HFCAA”).

The Company was provisionally named by the United States Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer on May 4, 2022 following the Company’s filing of its annual report on Form 20-F for the fiscal year ended December 31, 2021 with the SEC on April 29, 2022.

The Company understands that this identification under the HFCAA and its implementation rules issued thereunder indicates that the SEC determines that the Company used an auditor whose working paper cannot be inspected or investigated completely by the Public Company Accounting Oversight Board of the United States (the “PCAOB”) to issue the audit opinion for its financial statements for the fiscal year ended December 31, 2021.

In accordance with the HFCAA, the SEC shall prohibit a company’s shares or American depositary shares from being traded on a national stock exchange or in the over-the-counter trading market in the United States if the company has been identified by the SEC for three consecutive years due to the PCAOB’s inability to inspect the auditor’s working paper.

The Company has been actively exploring possible solutions to protect the interest of its stakeholders. The Company will continue to comply with applicable laws and regulations in both China and the U.S., and strive to maintain its listing status on NASDAQ.

About Canaan Inc.

Established in 2013, Canaan (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. The company’s vision is “super computing is what we do, social enrichment is why we do it.” Canaan has rich experience in chip design and streamlined production in the ASIC field. In 2013, it released and mass produced its first ASIC Bitcoin mining machine. In 2018, Canaan released the world’s first 7nm ASIC chip, providing energy efficient computing equipment to the cryptocurrency mining industry. In the same year, Canaan released the world’s first RISC-V architecture commercial edge AI chip, further harnessing the potential of ASIC technology in the field of high-performance computing and artificial intelligence.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release, as well as Canaan Inc.’s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the Bitcoin industry and the price of Bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its Bitcoin mining machines; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry in China; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the

Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F, as amended. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Canaan Inc.

Ms. Xi Zhang

Email: IR@canaan-creative.com

ICR, LLC

Robin Yang

Tel: +1 (347) 396-3281

Email: canaan.ir@icrinc.com